Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Ahead of the Game: D-Wave Delivers Prototype of Next-Generation Advantage2 Annealing Quantum Computer

Higher Qubit Connectivity with New Topology Demonstrates Emerging Performance Gains

PALO ALTO, Calif. & BURNABY, B.C. (June 16, 2022) — D-Wave Systems Inc. (“D-Wave”), a leader in quantum computing systems, software, and services, and the only company building both quantum annealing and gate-based quantum computers, today announced that it is showcasing an experimental prototype of the next-generation Advantage2™ annealing quantum computer in the Leap™ quantum cloud service. The quantum prototype is available for use today.

The Advantage2 prototype has 500+ qubits, woven together in the new Zephyr topology with 20-way inter-qubit connectivity and enabled by an innovative new qubit design. The Advantage2 prototype represents a version of the upcoming full-scale product with all core functionality available for testing. In early benchmarks, the reduced scale system demonstrates more compact embeddings; an increased energy scale, lowering error rates; and improved solution quality and increased probability of finding optimal solutions. By making the Advantage2 prototype available in the Leap quantum cloud service today, the company is providing an early snapshot for exploration and learning by developers and researchers.

Announced six months ago as part of the Clarity roadmap, and scheduled to be available in 2023-2024, the full Advantage2 system will mark the company’s sixth-generation quantum system. It is expected to feature 7,000 qubits with a new qubit design, enabling 20-way connectivity between qubits in a new topology. In addition, a new, low-noise multi-layer superconducting integrated-circuit fabrication process will provide greater qubit coherence for increased performance. Early testing on quantum processing unit (QPU) chips fabricated with the new low-noise process highlights a significant reduction in qubit noise.

“We’ve been building annealing quantum computers for more than 15 years. In those years, we’ve been able to create a scalable manufacturing and product development cycle. With Advantage2, those learnings have accelerated our ability to bring innovations in fabrication processes and materials, and hardware and software more quickly into our development cycle,” said Emile Hoskinson, Director, Quantum Annealing Products, D-Wave. “The Advantage2 prototype is designed to share what we’re learning and gain feedback from the community as we continue to build towards the full Advantage2 system. Our current Advantage quantum computer was completely re-engineered from the ground up. With Advantage2, we’re pushing that envelope again – demonstrating that connectivity and reduction in noise can be a delivery vehicle for even greater performance once the full system is available. The Advantage2 prototype is an opportunity for us to share our excitement and give a sneak peek into the future for customers bringing quantum into their applications.”

Developers can sign up for the Leap quantum cloud service and get up to one minute of free use of the actual quantum processing units (QPUs) and quantum hybrid solvers. Developers who open source their code receive an additional minute of free solver access per month in subsequent months. Customers who have Leap subscriptions get the full value of the Leap quantum cloud service, including access to the new Advantage2 prototype.

In addition to showcasing the Advantage2 prototype, the Leap quantum cloud service includes the industry’s most powerful quantum computer built for business: the 5000+ qubit, 15-way connectivity Advantage™ performance update, released in October 2021. Leap also includes quantum hybrid solvers, like the new Constrained Quadratic Model (CQM) solver, the industry’s first-ever solver that can leverage the power of quantum computation to run constrained quadratic optimization problems with both integer and continuous variables. The cloud service also incorporates an updated integrated developer environment (IDE), integration into the Python-based Ocean™ open-source developer tools, demos, sample code and examples, and a growing community of quantum developers, all built to run in-production quantum hybrid applications.

Enterprises that are ready to get started building in-production quantum hybrid applications can sign up for the D-Wave Launch™ program, a quantum jump-start program for businesses. Bringing together a team of applications experts and a robust partner community, the D-Wave Launch program provides support to help identify the best applications and to translate businesses’ problems into hybrid quantum applications. The extra support helps customers accelerate designing, building, and running their most important and complex applications, while delivering quantum acceleration and performance.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

Important Information About the Proposed Transaction between D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the preliminary proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the availability of the first Advantage2™ prototype quantum computer, accessible via the Leap™ quantum cloud service, as well as the anticipated benefits to customers and other parties of such availability, such as increased energy scale, lower error rates and improved solution quality. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K, as amended, originally filed with the SEC on March 31, 2021, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For D-Wave:

Media Contact:

Frank Lentini

BCW

media@dwavesys.com

Investor Relations Contact:

Kevin Hunt

ir@dwavesys.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com

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